November 25, 2013

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:    Barbara C. Jacobs, Assistant Director
    Matthew Crispino, Staff Attorney
    Edwin Kim, Staff Attorney

Re:	comScore, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 20, 2013
Amendment No. 1 to Form 10-K for Fiscal Year
        Ended December 31, 2012
Filed April 29, 2013
File No. 001-33520

Ladies and Gentlemen:
comScore, Inc. (the “Company”) hereby submits this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 31, 2013 (the “Staff Letter”) relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) and amendment no. 1 to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K/A”) filed with the Commission on February 20, 2013 and April 29, 2013, respectively (File No. 001-33520).
In this letter, we have recited the comments from the Staff Letter in bold and italicized type and have followed each comment with the Company’s response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

U.S. Securities and Exchange Commission
November 25, 2013

Form 10-K Filed February 20, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 36

1.
Please tell us what consideration you have given to providing in this section a materially complete discussion of the key metrics used by management to evaluate your business. In this regard, we note that during your earnings release conference calls and supplemental presentation materials you discuss several metrics, including EBITDA, EBITDA margin, renewal rates, bookings, and percentages of bookings related to new products. Refer to Section III.B of SEC Interpretive Release No. 33-8350.

RESPONSE TO COMMENT 1:
In order to clarify the existing disclosure regarding key metrics and give investors a clearer understanding of how the Company’s business is performing, the Company intends to provide tabular disclosure of the most important key metrics in a separately captioned “Key Metrics” section following the overview section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) to be included in the Company’s Form 10-K for the year ended December 31, 2013 and other future quarterly and annual filings with the Commission, as applicable. The Company currently anticipates that this tabular presentation will include revenue, net income, adjusted EBITDA and adjusted EBITDA margin. Those metrics are considered to be the most important measures on which the Company’s executives focus in evaluating the financial condition and operating performance of the Company.
The Company supplementally advises the Staff that it also intends to include additional disclosure in (either as a part of or cross-referenced and in reasonable proximity to the “Key Metrics” section) that recites the elements of adjusted EBITDA and adjusted EBITDA margin consistent with the description provided in the Company’s earnings press releases, a description of material limitations of those measures use, and a reconciliation of these non-GAAP measures to the most directly comparable measure as determined under generally accepted accounting principles. The Company expects to periodically evaluate the items included as “Key Metrics” to align the disclosure with the key metrics used by management, and the line items included as “Key Metrics” may change in future periods as the business evolves.
The Company supplementally advises the Staff that it considered including certain additional operating metrics referenced in the Company’s earnings announcements and conference calls in the proposed “Key Metrics” section. However, although those metrics have

U.S. Securities and Exchange Commission
November 25, 2013

been sought by analysts as additional information, the Company respectfully submits that management does not consider those metrics as key to their internal evaluation of their business and, accordingly, should not be included in the proposed “Key Metrics” section. Although not included as “Key Metrics,” many of those metrics are nonetheless included and will continue to be included in the “Results of Operations” section of MD&A of the Company’s periodic filings. For example, subscription revenue, project revenue, international revenue, existing customer revenue and new customer revenue are all disclosed as part of the narrative discussion of revenues included in the “Results of Operations” section. Those metrics provide additional information about the trends of the Company’s revenue streams at various times, but the Company’s management does not view them among the most critical metrics that management and the board of directors use to evaluate the performance of the business to warrant inclusion in the proposed “Key Metrics” section. As another example, customer count does not necessarily directly correlate with the Company’s results of operations, but the Company provides it in earnings press releases in response to regular inquiries from analysts. The Company regularly discloses its customer count in the “Overview” section of MD&A of its periodic filings, but it respectfully submits that it does not consider customer count among the most critical metrics of the whole business that warrant inclusion in the proposed “Key Metrics” section. Additionally, the Company historically frequently referenced in earnings releases, earnings calls and its periodic filings that its customer dollar renewal rate was at least 90%. However, the Company does not consider renewal rate to be a key measure as it does not typically vary significantly from quarter to quarter or year to prior year. As such, the Company provides occasional updates to investors publicly in its periodic filings confirming that there has not been a downturn in renewal rates, but it does not generally provide additional specifics as to the rate as investors and analysts have not historically sought more specifics.
The Company further supplementally advises the Staff that certain metrics used in its earnings releases and conference calls have been provided for selected periods on a limited basis to explain changes in the Company’s business. For example, the Company referenced “bookings” growth rates during certain quarterly calls in late 2012 and 2013. The Company defined “bookings” as the aggregate value of contracts sold in the quarter for the first 12 months of contract duration. The Company elected to provide this information because it had recently introduced a number of new subscription services that were resulting in an elongation of the revenue recognition period. In response to inquiries from analysts, the Company sought to provide some indication of the traction of these new services on a limited basis until the revenue effects began to flow through future periods. The Company expects that it will discontinue disclosing this additional measure in upcoming periods once the revenue effects of these new subscription services are more visible in the Company’s reported revenue, which may be as early as during 2014. To the extent that this metric or any other metrics to assess performance become material in the board of directors’ and management’s evaluation of the Company’s business in

U.S. Securities and Exchange Commission
November 25, 2013

future periods, the Company will reassess whether such metrics should be discussed in its future filings with the Commission or given increased prominence as a key metric, as applicable.
Form 10-K/A Filed April [2]9, 2013
Executive Compensation
Equity-Based Incentive Compensation
Stock Awards to Supplement Salary and Retain Executives, page 13

2.
In your response letter, please explain how the compensation committee determined the size of the retention equity awards granted to each of your named executive officers other than Dr. Abraham and confirm that you will provide similar disclosure in future filings. In this regard, we note that each of those NEOs received the same size retention award. Also, you disclose on page 13 that the purpose of the awards was to improve the competitiveness of the total direct compensation and retention incentives for Messrs. Tarpey and Fulgoni. Please tell us the purpose of the awards made to Messrs. Matta and Meierhoefer.

RESPONSE TO COMMENT 2:
The Company advises the Staff that the Company’ s compensation committee determined the size of the retention equity awards in connection with its review of 2012 compensation conducted in December 2011 with advice from Compensia, Inc., the compensation committee’s outside compensation consultant, as described on pages 8 and 9 of the 2012 Form 10-K/A. As indicated in the 2012 Form 10-K/A, the Company’s compensation committee chose to reference the 50th percentile of the compensation peer group in the 2012 Form 10-K/A for its decisions with respect to individual compensation components as it believed that such positioning would be at a competitive level for the Company’s named executive officers and to the Company as well as consistent with industry practices in the technology sector. The size of the retention equity awards were considered as part of that analysis. The Company intends to provide additional disclosure clarifying that retention awards were considered as part of that analysis and benchmarking in future filings.
The Company supplementally advises the staff that the reference on page 13 to Messrs. Tarpey and Fulgoni incorrectly limited the reference to those two named executive officers. The Company supplementally advises that the awards to Messrs. Matta and Meierhoefer were intended for the same purpose.
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U.S. Securities and Exchange Commission
November 25, 2013

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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U.S. Securities and Exchange Commission
November 25, 2013

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Please direct your questions or comments regarding this letter to the undersigned at (703) 438-2100. Thank you for your assistance.
Sincerely,

COMSCORE, INC.

/s/ Kenneth J. Tarpey

Kenneth J. Tarpey,
Chief Financial Officer

cc:    Magid M. Abraham, Ph.D., comScore, Inc.
Christiana L. Lin, comScore, Inc.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C.